[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on April 29, 2006 (Saturday). Pursuant to the terms of the Rights of UGI Corporation, the Rights expired and became null and void on April 29, 2006 (Saturday). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 1, 2006.